EXHIBIT 4.40

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT ("Settlement Agreement") is made and entered into effective as of March 31, 2015, by and between STRATEX OIL & GAS HOLDINGS, INC., a Colorado corporation (“STTX”), QUADRANT RESOURCES LLC, a Florida limited liability company (“QUADRANT”), and EAGLEFORD ENERGY CORP., an Ontario, Canada corporation, and its wholly-owned subsidiary, EAGLEFORD ENERGY, ZAVALA INC., a Nevada corporation (collectively, “EEZ”). STTX, QUADRANT and EEZ may be collectively referred to as the "Parties," and individually as "the" or "a" "Party."

WHEREAS, STTX and EEZ entered into a Joint Development Agreement dated as of December 3, 2013, as amended January 24, 2014 (“EEZ-STTX JDA”), whereby STTX agreed to complete the hydraulic fracturing of the Matthews #1H well in Zavala County, Texas (“Matthews #1H Well”) to earn a 66.67% working interest in the Well before payout, reducing to a 50.00% working interest in the Well after payout, together with a 50% Working Interest in the remainder of the 2,629 acres of land covered by the Oil and Gas Lease dated September 1, 2013, by and between Matthews Family Mineral Account, L.P., and Delta Star Holdings, L.L.C., as Lessor, and Eagleford Energy Zavala Inc., as Lessee (“Matthews Lease”). Each of the Parties has previously received and is familiar with the EEZ-STTX JDA and the Matthews Lease, both of which are incorporated herein by this reference.

WHEREAS, STTX timely completed the hydraulic fracturing of the Matthews # 1H Well and earned the interests to be assigned by EEZ under the EEZ-STTX JDA.

WHEREAS, QUADRANT, EEZ and STTX subsequently entered into a Joint Development Agreement (“JDA”), together with a Joint Operating Agreement (“JOA”), each dated as of April 11, 2014, providing for the maintenance and further development of the Matthews Lease. Each of the Parties has previously received and is familiar with the JDA and the JOA, both of which are incorporated herein by this reference.

WHEREAS, a dispute arose among and between the Parties regarding the amounts required to be paid by each of the Parties under the JDA and JOA. STTX filed a lawsuit to collect certain amounts alleged to be payable under the JDA and JOA, and EEZ filed its counter claim in the 293rd District Court of Zavala County, Texas, styled Stratex Oil & Gas Holdings, Inc. v. Eagleford Energy Zavala, Inc., Case No. 14-09-132090-ZCV (the "Litigation").

WHEREAS, without admitting liability and in an effort to avoid additional litigation expense, the Parties desire to enter into this Settlement Agreement as a full and complete settlement of the Litigation and all issues and claims that have arisen or that may arise under the terms and obligations of the JDA, the JOA and any and all other agreements or relationships among and between the Parties of whatsoever kind or nature.

NOW, THEREFORE, in consideration of the foregoing, the mutual promises contained herein and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Cash Payment. At the Closing, STTX shall pay to EEZ, or its direction, the sum of Twenty-Five Thousand US Dollars (US $25,000).

2. Issuance of Common Stock. At the Closing, STTX shall issue to EEZ (specifically in the name of Eagleford Energy Corp.) One Million Three Hundred Thirty-Three Thousand Three Hundred Thirty- Three (1,333,333) shares of its common stock (“Shares”) pursuant to the following conditions and representations by EEZ:

(a) EEZ represents that the representations in this Paragraph 2 concerning the issuance of the Shares are complete and accurate to the best of EEZ's knowledge, and that STTX may rely upon them. EEZ will notify STTX immediately if any material change occurs adversely affecting any of these representations before the transfer of the Shares.

(b) The Shares will not be sold by EEZ without registration under applicable securities acts or a proper exemption from such registration.

(c) The Shares are being issued for settlement purposes for the benefit of EEZ own account and not on behalf of any other person or with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933. EEZ is aware that there are substantial restrictions on the transferability of the Shares.

(d) EEZ has relied solely upon its own independent investigations, and fully understands that there are no guarantees, assurances or promises made by STTX in connection with the issuance of the Shares and that the particular tax consequences arising from issuance of the Shares will depend upon the individual circumstances of EEZ. EEZ further understands that no opinion is being given by STTX as to any securities or tax matters involving this transfer.

(e) EEZ also understands and agrees that the certificates evidencing the Shares will bear legends in substantially the following form:

“The securities represented by this Certificate have not been registered under the Securities Act of 1933 (the “Act”) and are “restricted securities” as that term is defined in Rule 144 under the Act. The securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Issuer.”

(f) EEZ acknowledges that the Shares will be issued pursuant to exemptions from registration under the Securities Act of 1933, and state securities laws based, in part, on these warranties and representatives, which are the very essence at this Paragraph 2, and constitute a material part of the bargained-for consideration without which this Settlement Agreement would not have been executed.

(g) By reason of EEZ's and EEZ’s officers and directors, business or financial experience, or the business or financial experience of professional advisors who are unaffiliated with and who are not compensated by STTX or any affiliate or selling agent of STTX, directly or indirectly, EEZ has the capacity to protect its own interest in connection with this transaction or has a pre-existing personal or business relationship with STTX or one or more of its officers, directors or controlling persons consisting of personal or business contacts of a nature and duration such as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of such person with whom such relationship exists.

(h) This Agreement when fully executed and delivered by STTX will constitute a valid and legally binding obligation of EEZ, enforceable in accordance with its terms. EEZ, if it is a partnership, joint venture, corporation, trust or other entity, was not formed or organized for the specific purpose of acquiring the Shares. The issuance of the Shares by STTX to EEZ is a permissible investment in accordance with EEZ's Articles of Incorporation, bylaws, partnership agreement, declaration of trust or other similar charter document, and has been duly approved by all requisite action by the entity's owners, directors, officers or other authorized managers. The person signing this document and all documents necessary to consummate the issuance of the Shares has all requisite authority to sign such documents on behalf of EEZ.

(i) The Shares were not offered to EEZ by way of general solicitation or general advertising and at no time was EEZ presented with or solicited by means of any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement.

3. Assignment of Leases to EEZ and QUADRANT. At the Closing, STTX will assign all of its right, title and interest in, to and under the Matthews Lease, JDA and JOA, without express or implied warranty of title, to or at the direction of EEZ and Quadrant effective as of January 31, 2015. Stratex will also return all logs, reports, files, etc., relating to the Matthews Lease and any and all petro-physical information previously provided by EEZ to Stratex and all other reports obtained by Stratex since entering into the (“EEZ-STTX JDA”). The EEZ-STTX JDA terminates at closing.

4. Representations by STTX. STTX represents and warrants to EEZ and QUADRANT that as of the date hereof and at Closing:

a. STTX is a duly formed and validly existing corporation, with full corporate power and authority to conduct business as presently conducted.

b. STTX has full power and authority to enter into and perform its obligations under this Settlement Agreement. The execution, delivery, and performance by STTX of this Settlement Agreement, and the consummation by STTX of the transactions contemplated by the Parties under this Settlement Agreement, have been duly authorized by all necessary corporate action and no other corporate proceeding on the part of STTX is necessary to authorize this Agreement. This Agreement has been and, at Closing will have been, duly executed and delivered by STTX.

c. This Agreement constitutes the legal, valid and binding obligation of STTX, enforceable in accordance with its terms, except as limited by bankruptcy or other laws generally applicable to creditors’ rights.

d. STTX is not a shell company as defined in Rule 144(i) under the General Rules and Regulations under the Securities Act of 1933, as amended.

e. STTX common stock is currently quoted and traded on the OTCQB tier of OTC Markets.

f. In connection with sales of the Shares being issued to EEZ pursuant to Section 2 hereof or legend removal from the certificates for such Shares, in reliance on Rule 144, STTX shall advise its transfer agent to accept Rule 144 opinions from EEZ’s counsel and shall otherwise cooperate with EEZ and its counsel to insure prompt administration of all related Rule 144 requests by EEZ.

g. To the best of STTX’s knowledge, no environmental incidents occurred during any operations conducted on the Matthews Lease directly by Stratex (and not as Operator acting on behalf and at the direction of Quadrant) which must be reported to any regulatory or governmental body having jurisdiction over the surface and subsurface of the lands covered by the Matthews Lease.

h. STTX has provided notice to the Mortgagee that it is releasing and assigning all of its rights, titles and interests in, to and under the Matthews Lease pursuant to the exception to the requirement for obtaining Mortgagee’s consent provided in Article

4.1 of that certain Deed of Trust, Security Agreement, Financing Statement and Assignment of Production dated effective February 11, 2014, as amended effective June 6, 2014, covering the Matthews Lease.

5. Representations by EEZ. EEZ hereby represents to STTX and QUADRANT that: a. EEZ is a duly formed and validly existing corporation, with full corporate power and authority to conduct business as presently conducted.

b. EEZ has full power and authority to enter into and perform its obligations under this Settlement Agreement. The execution, delivery, and performance by EEZ of this Settlement Agreement, and the consummation by EEZ of the transactions contemplated by the Parties under this Settlement Agreement, have been duly authorized by all necessary corporate action and no other corporate proceeding on the part of EEZ is necessary to authorize this Agreement. This Agreement has been and, at Closing will have been, duly executed and delivered by EEZ.

c. This Agreement constitutes the legal, valid and binding obligation of EEZ, enforceable in accordance with its terms, except as limited by bankruptcy or other laws generally applicable to creditors’ rights.

6. Representations by QUADRANT. QUADRANT hereby represents to STTX and EEZ that:

a. Quadrant is a duly formed and validly existing limited liability company, with full company power and authority to conduct business as presently conducted.

b. Quadrant has full power and authority to enter into and perform its obligations under this Settlement Agreement. The execution, delivery, and performance by Quadrant of this Settlement Agreement, and the consummation by Quadrant of the transactions contemplated by the Parties under this Settlement Agreement, have been duly authorized by all necessary company action and no other company proceeding on the part of Quadrant is necessary to authorize this Agreement. This Agreement has been and, at Closing will have been, duly executed and delivered by Quadrant.

c. This Agreement constitutes the legal, valid and binding obligation of Quadrant, enforceable in accordance with its terms, except as limited by bankruptcy or other laws generally applicable to creditors’ rights.

7. Resignation of Operator; Final JIB. At the Closing,

a. STTX shall resign as operator under the Matthews Lease, JDA and JOA and vote for QUADRANT, or its designee, as the operator under the Matthews Lease, JDA and JOA from and after the Closing. STTX shall provide to EEZ and Quadrant a final joint interest billing as of February 28, 2015 (“Final JIB”), and shall remit their respective net shares of all proceeds from production obtained on or before February 28, 2015.

b. QUADRANT shall assume all liability, to the extent not already assumed under the JDA and the JOA, for all costs and expenses of any and all vendors who have performed work on the Matthews Lease from and after the effective date of the JDA (“Vendor Costs”). QUADRANT shall indemnify, defend and hold STTX harmless from and against any and all Claims of whatsoever kind or nature by vendors for work performed under the terms of the JDA and JOA.

c. Promptly after receipt of evidence reasonably satisfactory to STTX that all Vendor Costs have been fully paid or satisfied by Quadrant, STTX shall promptly release to Quadrant the full remaining amount of its $50,000 deposit provided under Article 3.6(c) of the JDA, in the amount shown on the Final JIB.

8. Stipulation and Order of Dismissal. At the Closing, the Parties shall stipulate to an Order of Dismissal of the Litigation, with prejudice, including all claims and counterclaims. The funds previously paid by EEZ to STTX under protest shall be released to and vest in STTX and the protest shall be vacated.

9. Mutual Release of Claims. Upon execution of this Settlement Agreement by all Parties, the Parties hereby remise, release, acquit, satisfy, and forever discharge each other, including each of their past and present parents, subsidiaries, affiliates or predecessor entities, and any and all of its and/or their respective past and present officers, directors, agents, attorneys, accountants, insurers, servants, employees, shareholders, members, and partners, and their personal representatives, all of the foregoing of and from any and all, and all manner of, claims, actions, causes of action, suits, debts, sums of money, accounts, reckonings, contracts, controversies, agreements, promises, damages, and demands whatsoever, in law or in equity, which each Party had or now has, or which any successor or assign of any Party hereafter can, shall or may have, against any of the Parties for, upon, or by reason of any matter, cause or thing whatsoever, from the beginning of the world to the date of this Settlement Agreement, whether known or unknown, direct or indirect, vested or contingent. This Settlement Agreement does not include or release any claims or disputes brought against Alan Gaines, individually in the matter pending in the ONTARIO SUPERIOR COURT OF JUSTICE, Case No. CV-14-514935, an action entitled EAGLEFORD ENERGY CORP. and EAGLEFORD ENERGY, ZAVALA INC. v. ALAN GAINES (“Gaines Litigation”). Claims in the Gaines Litigation are being addressed in a separate instrument and are not intended to be released or otherwise dealt with in this Settlement Agreement. Without limiting the generality of the foregoing, this Release includes the release of any and all claims, rights, and causes of action, of any kind or type whatsoever, which were or could have been raised or asserted by the Parties against the other Parties in connection with the Litigation, the JDA and the JOA (collectively, “Claims”). Notwithstanding the foregoing, the Parties expressly exclude from the effect of this Release and do not release each other Parties from the terms and conditions of this Settlement Agreement.

10. Time of the Essence. Time is of the essence of each and every term, condition, and particular of this Settlement Agreement.

11. Closing. Subject to and upon the terms, conditions, reservations, and exceptions contained in this Settlement Agreement, the closing of the transactions contemplated by the Parties under this Settlement Agreement (the "Closing") shall be held within three (3) business days after this Agreement is signed by all Parties. The Closing shall be conducted via transmittal of scanned copies of the executed documents, followed by transmittal of the original, executed versions for delivery the following day.

12. Cooperation. The Parties agree to cooperate in preparing such documents and taking such actions as may be necessary to implement this Settlement Agreement or to carry out its terms. In particular, promptly following execution of this Settlement Agreement and Closing, STTX will request the Mortgagee to release the Matthews Lease and the covered lands from the lien of its Trust Deed recorded in Zavala County, Texas, and will cooperate with Quadrant as the successor operator to obtain and place this release of record.

13. Confidentiality. The Parties shall keep the terms of this Settlement Agreement confidential to the fullest extent permitted by law, except as provided for herein. This confidentiality provision shall not apply to any information: (i) which is or rightfully becomes available to the general public; (ii) which is rightfully disclosed on a confidential basis to the Parties' attorneys, accountants, auditors, or regulators or other persons or entities subject to this confidentiality agreement; or (iii) which must be disclosed to comply with applicable law, including the Rules and Regulations of the United States Securities and Exchange Commission and/or the Ontario Securities Commission.

14. No Admission of Liability. No Party to this Settlement Agreement admits any liability or wrongdoing to any other Party hereto with respect to any Claims. Moreover, each Party to this Agreement specifically asserts that it is not responsible or liable to any other Party, but has agreed to this settlement solely for the purpose of resolving their mutual disputes.

15. Enforcement. If it is necessary for any Party to bring any action to enforce this Settlement Agreement, and if such Party shall be successful in such action, the Party enforcing this Agreement shall be entitled to recover its reasonable attorney's fees and costs incurred in such action.

16. Binding Effect. This Settlement Agreement and the terms, covenants, conditions, provisions, obligations, rights and benefits hereof shall be binding upon and shall inure to the benefit of the undersigned Parties and their respective heirs, executors, administrators, personal representatives, successors and assigns.

17. Interpretation and Controlling Law. This Settlement Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Texas, without regard to any of its laws relating to conflicts or choice of law. The Parties hereby acknowledge that they and their respective counsel have each contributed to the preparation of this Settlement Agreement. Accordingly, no provision of this Settlement Agreement shall be construed against any Party because that Party, or its counsel, drafted the provision.

18. Entire Agreement. This Settlement Agreement sets forth the entire agreement and understanding of the Parties hereto with respect to the subject matter of this Agreement and supersedes all prior agreements, if any, written or oral. There is no written or oral understanding directly or indirectly connected with this Settlement Agreement that is not incorporated herein. Again, the Gaines Litigation is excluded from and not encompassed in this Settlement Agreement. This Agreement cannot be amended or altered except by a subsequent written document executed by all the Parties.

19. Severability. If any term, part, or provision of this Settlement Agreement is held by a Court of final and competent jurisdiction to be invalid, illegal or in conflict with any law, the validity of the remaining portions or provisions shall not be affected, and the rights, obligations and covenants of the undersigned Parties shall be construed and enforced as if this Settlement Agreement did not contain the particular term, condition, part or provision ruled to be unlawful.

20. Authority and Covenant. Each Party hereto warrants to each other Party that such Party has full power and authority to execute and deliver this Settlement Agreement. Further, each person executing this Settlement Agreement on behalf of any Party hereto warrants that he or she has full power and authority to execute and deliver this Settlement Agreement. Each Party represents and warrants that such Party has not assigned, transferred or pledged all or any portion of any claim released by the terms of this Settlement Agreement.

21. Fees and Costs. The Parties hereto shall bear all of their own respective costs, expenses, and attorney's fees incurred with respect to the Litigation and all matters related to or settled under this Settlement Agreement.

22. Counterparts. This Settlement Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document. This Settlement Agreement may be executed by facsimile or scanned email signatures, which shall be deemed to have the force and effect of an original signature.

23. Captions. The captions contained in the various sections of the Settlement Agreement are for convenience of reference only and do not in any way limit, expand or modify the terms and provisions of this Settlement Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have set their hands by their duly authorized officers effective as of the date set forth above.

EAGLEFORD ENERGY CORP, and	STRATEX OIL & GAS HOLDINGS, INC.
EAGLEFORD ENERGY, ZAVALA INC.

By: /s/ James Cassina,	By: /s/ Michael A. Cedarstrom,
President	Executive Vice President
And General Counsel

QUADRANT RESOURCES LLC

By: Alan Goddard,
Authorized Signatory